Exhibit 21

Subsidiaries of RC2 Corporation

The subsidiaries of RC2 Corporation as of December 31, 2004 are as follows:

Name	Jurisdiction of Organization

Learning Curve International, Inc.	Delaware
RC2 (H.K.) Limited	Hong Kong
RC2 South, Inc.	North Carolina
RC2 Brands, Inc.	Delaware
The First Years Inc.	Massachusetts
The First Years Inc.	Delaware
Green's Racing Souvenirs, Inc.	Virginia
DiecastExpress.com, Inc.	Delaware
Racing Champions Worldwide Limited	United Kingdom
Racing Champions International Limited	United Kingdom
Bondco 988 Limited	United Kingdom
Acre 689 Limited	United Kingdom
Learning Curve Deutschland GmbH	Germany
Learning Curve Canada Holdco, Inc.	Delaware
RC2 Canada Corporation	Nova Scotia, Canada
RC2 Australia Pty. Ltd.	Australia
LCI (H.K.) Limited	Hong Kong
RCE Holdings, LLC	Delaware

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All subsidiaries are wholly owned, directly or indirectly, by RC2 Corporation.